Exhibit 99.1

Submission of ‘ 2023 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange.

On March 5, 2024, Shinhan Financial Group submitted a ‘2023 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange.

The English report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 20, 2024.